Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-142007 on Form S-8 of our reports dated March 1, 2010, relating to the financial statements of MetroPCS Communications, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in the method of accounting for fair value measurements of financial assets and liabilities as of January 1, 2008), and the effectiveness of MetroPCS Communications, Inc.’s internal control over financial reporting, appearing in this Annual Report on Form 10-K of MetroPCS Communications, Inc. for the year ended December 31, 2009.

DELOITTE & TOUCHE LLP

Dallas, Texas

March 1, 2010